                                                            Exhibit (a)(1)(xxii)


TD Waterhouse Holdings, Inc. 401(k) Plan Participant:


Enclosed is a tender offer from TD Bank Financial Group regarding the shares of TD Waterhouse Stock (TWE) that you hold in your TD Waterhouse Holdings, Inc. 401(k) Plan account. TD Bank Financial Group will be making you an offer to tender your shares of TD Waterhouse stock (TWE). Should you choose to accept this tender offer, the proceeds from this transaction will be deposited into the Prime Reserve Fund until you direct otherwise.

The Prime Reserve Fund is an investment option for those who seek principal stability and can accept lower income than longer-term investments typically provide. Objective: preservation of capital, liquidity, and income. Invests in: high-quality money market securities, including U.S. Treasury bills and certificates of deposit that have an average maturity of 90 days or less. Risks/Other Information: An investment in this fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

If you would like to invest the proceeds from the tender offer differently you may do so by calling T. Rowe Price at 1-800-922-9945 and directing the investment of the proceeds to another fund.

If you do not issue valid directions to sell, offer to sell, exchange or otherwise dispose of your TD Waterhouse stock (TWE) you will remain invested in the securities already allocated to your 401(k) Plan account.

Please be advised that TD Waterhouse Holdings, Inc. does not oppose or support the tender offer being presented by TD Bank Financial Group.

Sincerely,


/s/ A. Wayne Kyle
------------------------
A. Wayne Kyle
Executive Vice President
Human Resources